SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

IMANAGE, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

45245Y105

(CUSIP Number)

Horace L. Nash, Esq. Fenwick & West LLP Silicon Valley Center 801 California Street Mountain View, CA 94041 Phone: 650-988-8500	Martin W. Brauns Chief Executive Officer Interwoven, Inc. 803 11th Avenue Sunnyvale, CA 94089 (408) 774-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 20, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 45245Y105	Page 1 of 3 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Interwoven, Inc., I.R.S. Identification No. 77-0523543

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ❑ (b) ❑ Not applicable.

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ❑

6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None

	8	SHARED VOTING POWER 6,192,388 shares of common stock[1]

	9	SOLE DISPOSITIVE POWER None

	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,192,388 shares of common stock[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ❑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.7% of common stock[2]

14	TYPE OF REPORTING PERSON (See Instructions) CO

[1]	Reflects shares of Issuer Common Stock (defined below) subject to voting agreements (the “Voting Agreements”), dated August 2003 between Interwoven and certain officers and directors of iManage, Inc., described in Item 4 of the Original Statement (defined below) and Item 5 below, which collectively provide that the Reporting Person shall have the power to vote or direct the vote of these shares with respect to matters specified in the Voting Agreements in connection with any meeting of the stockholders of Issuer. Of these shares, 628,568 shares are issuable upon exercise of outstanding options which are either vested or will vest within 60 days of August 6, 2003. Reporting Person expressly disclaims beneficial ownership of any of the shares of Issuer Common Stock subject to the Voting Agreements.

[2]	Based on 24,488,428 shares of Issuer Common Stock outstanding as of August 6, 2003, as represented by the Issuer and the issuance of 628,568 shares of Issuer common stock upon the exercise of outstanding options which either are vested or will vest within 60 days of August 6, 2003 as identified in footnote 1 above.

Page 2 of 3 Pages

SCHEDULE 13D

This Amendment No. 1 to Schedule 13D (the “Amendment”) amends and supplements the information set forth in the Statement on Schedule 13D (the “Original Statement”) filed by the Reporting Person on August 14, 2003 with respect to the shares of Common Stock, par value $0.001 (the “Common Stock”) of iManage, Inc., a Delaware corporation (“iManage” or the “Issuer”), with its principal executive offices at 950 Tower Lane, Foster City, California 94404. In addition to the Items specifically amended and supplemented hereby, each other Item of the Original Statement to which the information set forth below is relevant is also amended and supplemented hereby. Except as set forth herein, to the knowledge of the Reporting Person, there has been no material change in the information set forth in the Original Statement.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)    As a result of the Voting Agreements, Interwoven may be deemed to be the beneficial owner of 6,192,388 shares of Issuer Common Stock. This number of shares represents approximately 24.7% of the issued and outstanding shares of Issuer Common Stock based on the number of shares of Issuer Common Stock outstanding as of August 6, 2003 (as represented by the Issuer in the Merger Agreement discussed in Item 3 and Item 4 of the Original Statement). Interwoven may be deemed to have the shared power to vote the Shares with respect to the matters described above. However, Interwoven (i) is not entitled to any rights as a stockholder of Issuer as to the Shares and (ii) disclaims any beneficial ownership of the Shares. Nothing herein shall be deemed to be an admission by Interwoven as to the beneficial ownership of any Shares.

To Interwoven’s knowledge, no shares of Issuer Common Stock are beneficially owned by any of the persons named in Schedule A to this Amendment.

(c)    To Interwoven’s knowledge, no transactions in the class of securities reported have been effected during the past sixty days by any person named pursuant to Item 2 of the Original Statement.

(d)    To Interwoven’s knowledge, no person other than the Stockholders listed on Schedule B has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)    Not Applicable.

Page 3 of 3 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 29, 2003	INTERWOVEN, INC.

	By:	/s/ DAVID M. ALLEN
David M. Allen Senior Vice President and Chief Financial Officer

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Schedule A

Directors and Executive Officers of Interwoven, Inc.

The following table sets for the name, business address and present principal occupation or employment of each director and executive officer of Interwoven, Inc. Except as indicated below, the business address of each person is c/o Interwoven, Inc., 803 11th Avenue, Sunnyvale, CA 94089. Each person listed below is a citizen of the United States.

Directors
Name and Address (as applicable)	Title/ Occupation
Martin W. Brauns	Chief Executive Officer and Chairman of the Board, Interwoven, Inc.

Kathryn C. Gould	Managing Member, Foundation Capital

Frank J. Fanzilli, Jr.	Independent Business Consultant

Ronald E.F. Codd	Independent Business Consultant

Anthony Zingale	Retired

Officers
Name	Title
Martin W. Brauns	Chief Executive Officer and Chairman of the Board, Interwoven, Inc.

David M. Allen	Senior Vice President, Chief Financial Officer and Secretary

John Bara	Senior Vice President of Marketing

Scipio Maximus Carnecchia	Senior Vice President Americas and EMEA Sales

Alex Choy	Senior Vice President of Engineering

Jack S. Jia	Senior Vice President and Chief Technical Officer

Steven J. Martello	Senior Vice President of Client Services

Doug C. Jones	Senior Vice President, Corporate Development

Schedule B

Stockholders Party to a Voting Agreement with Interwoven, Inc.

The following table sets for the name and principal occupation or employment of each stockholder of iManage that has entered into a Voting Agreement with Interwoven in connection with the Merger Agreement, and the aggregate number of shares of iManage Common Stock beneficially owned by each such Stockholder as of August 6, 2003 subject to such Voting Agreement. Except as otherwise indicated below, the business address of each Stockholder set forth on this Schedule B is: c/o iManage, Inc., 950 Tower Lane, Suite 500, Foster City, California 94404.

Stockholder Party to Voting Agreement	Shares Beneficially Owned and Subject to Voting Agreement	Percent of Class (%)[3]

Mahmood Panjwani (President and Chief Executive Officer, iManage, Inc.)	2,557,458	10.2

Rafiq Mohammadi (Chief Technical Officer, iManage, Inc.)	2,274,525	9.1

Moez Virani (Partner, Mohr, Davidow Ventures, 3000 Sand Hill Road, Building B, Suite 290, Menlo Park, California 94025)	230,194	0.9

Zia Bhatti (Vice President, Engineering, iManage, Inc.)	607,136	2.4

Neil Araujo (Senior Director of Industry Solutions, iManage, Inc.)	523,075	2.1

[3]	Based on 24,488,428 shares of iManage Common Stock outstanding as of August 6, 2003 (as represented by the issuer) and assuming the issuance of 628,568 shares of iManage Common Stock upon the exercise of outstanding options which are either vested or will vest within 60 days of August 6, 2003.